INTEREST CREDITED TO THE LOAN ACCOUNT ENDORSEMENT
This Endorsement is added to, and becomes a part of, the Policy to which it is attached. In case of conflict between the provisions of the Policy and this Endorsement, this Endorsement will control.

Section 11.4 of the policy is revised to read as follows:

11.4 Interest Credited to the Loan Account
The Company credits Loan Account Value with interest on a daily basis with an effective annual rate shown on the Policy Specifications page. The loan credited rate will not be lower than the minimum guaranteed interest rate for the Fixed Account shown on the Policy Specifications Page. On each Monthly Anniversary Day, interest earned on Loan Account Value since the preceding Monthly Anniversary Day is transferred to the applicable Subaccount(s) and the Fixed Account. Unless the Owner specifies otherwise, such transfers are allocated in the same manner as transfers of collateral to the Loan Account.

This change is effective as of the Issue Date of the Policy.

Symetra Life Insurance Company

[David S. Goldstein]
[Secretary]